EXHIBIT 99.1

Hut 8 Reports Operating and Financial Results for 2022

Strong annual revenue of $150.7 million including $16.9 million from the high performance computing business

Bitcoin holdings increased 64.7% in 2022 to 9,086 at year end

Achieved Adjusted EBITDA of $32.0 million in 2022

TORONTO, March 9, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or the "Company"), one of North America's largest, innovation-focused digital asset mining pioneers, and high performance computing infrastructure provider, is pleased to announce its financial results for the year and quarter ended December 31, 2022. All dollar figures are in Canadian Dollars ("CAD"), unless otherwise stated.

"While 2022 was a challenging time for the entire industry, we fared well thanks to our team's commitment to operational excellence, our diversified lines of business, and our strong growth profile," said Jaime Leverton, CEO. "As we look ahead, we will continue to uphold these operating principles as we work to close our business combination with USBTC and begin operating as a US-domiciled, digital asset mining, hosting, managed infrastructure operations, and high performance computing organization."

"We continued to fastidiously manage our finances through Q4, which allowed us to navigate sustained Bitcoin price suppression, fluctuating power prices, and increased network difficulty," said Shenif Visram, CFO. "As a result, we increased our mining production by more than 28% year over year, and increased our fiat revenues by $16.9 million with the addition of our high performance computing business."

2022 HIGHLIGHTS

  Revenue decreased by $23.1 million to $150.7 million during the year ended December 31, 2022 compared to $173.8 million during the year ended December 31, 2021.
  The Company mined 3,568 Bitcoin in 2022, a 28.1% increase compared to 2021 due to an increase in hashrate from the expansion of the Company's fleet of miners and mining activities.
  Hut 8's high performance computing operations generated $16.9 million of revenue in 2022, the majority of which is monthly recurring revenue.
  The Company installed an aggregate of 21,455 new MicroBT M30S, M30S+, M30S++ and M31S+ miners at its three mining sites during the year ended December 31, 2022. The installation of these miners brought Hut 8's installed hashrate to 2.5 EH/s (excluding the Company's North Bay facility and GPU mining) as of December 31, 2022, an increase of 25.0% in hashrate compared to December 31, 2021. The Drumheller facility experienced diminished production as a result of electrical issues.

HASHRATE UPDATE

Hut 8 currently has an installed hashrate of approximately 2.5 EH/s, which excludes the Company's North Bay facility that is not operational as of March 9, 2023.

BITCOIN INVENTORY AND VALUE

As at December 31, 2022, the Company had a total self-mined, unencumbered and held in custody Bitcoin balance of 9,086 with a market value of $203.6 million. During the fourth quarter of 2022, 100% of self-mined Bitcoin was deposited into custody.

OPERATING AND FINANCIAL OVERVIEW

For the periods ended December 31	Three Months Ended		Twelve Months Ended
(CAD thousands, except per share amounts)	2022	2021	2022	2021
Operating results
Digital assets mined	698	789	3,568	2,786

Financial results
Total revenue	$ 21,833	$ 57,901	$ 150,682	$ 173,774
Net (loss) income	(186,668)	(111,178)	(242,813)	(72,711)
Mining Profit (i)	3,333	39,146	60,446	108,127
Adjusted EBITDA (i)	(3,915)	35,264	32,034	96,593

Per share
Net income - basic	$ (0.90)	$ (0.67)	$ (1.29)	$ (0.54)
Net income - diluted	$ (0.90)	$ (0.67)	$ (1.29)	$ (0.54)
(i) Non-IFRS measure - see "Non-IFRS Measures" section below. Certain comparative figures have been restated where necessary to conform with current period presentation.
			As at
(CAD thousands)			December 31, 2022	December 31, 2021
Financial position
Cash			$ 30,515	$ 140,127
Total digital assets			203,627	323,946
Total assets			412,937	720,708
Total liabilities			61,547	154,740
Total shareholder's equity			357,390	565,968
Working Capital (ii)			215,490	442,016
(ii) Calculated as current assets less current liabilities.
  Revenue for the year-ended December 31, 2022 was $150.7 million compared to $173.8 million in the prior year. The decrease was primarily driven by the Company's digital asset mining operations, where the Company mined 3,568 Bitcoin and generated $133.0 million of digital asset mining revenue, versus mining 2,786 Bitcoin and generating $165.4 million of digital asset mining revenue in the prior year. The Bitcoin price decrease during 2022 offset the impact on revenue of mining an increased number of Bitcoin compared to the prior year. The increase in the number of Bitcoin mined is due to the increase in Hut 8's average hashrate compared to the prior year. This was partially offset by electrical issues at the Company's Drumheller facility which impacted Bitcoin production, digital asset mining curtailments at the Company's Drumheller facility, and the suspension of mining operations at the Company's North Bay facility during the fourth quarter of 2022. The Bitcoin price decrease during 2022 resulted in average revenue per Bitcoin mined of approximately $37,300 in 2022 compared to average revenue per Bitcoin mined of approximately $59,400 in 2021. The Company's hosting services contributed $0.8 million of revenue during the year compared to $8.4 million in the prior year. Hosting services revenue decreased as Hut 8 acquired the remaining hosted digital asset miners during 2022 to allocate toward self-mining operations. The Company's newly-acquired high performance computing operations generated $16.9 million of primarily recurring revenue in 2022.
  Cost of revenue consists of site operating costs and depreciation and was $175.6 million for the year ended December 31, 2022, compared to $85.0 million in the prior year. Site operations costs for 2022 were $81.8 million, $8.4 million of which relates to our high performance computing ("HPC") operations. The average site operating costs of mining each Bitcoin for 2022 was approximately $20,600, compared to approximately $22,100 in the prior year period, with the decrease primarily due to more efficient miners deployed at the Company's mining facilities, partially offset by higher energy prices in the year and increased network difficulty as compared to the prior year. Depreciation expense increased to $93.9 million during 2022 compared to $23.3 million in 2021, driven by the increased number and overall cost of miners deployed during the year along with $5.1 million of additional depreciation from the newly acquired HPC operations. Notably, Hut 8 employs a two year depreciation schedule for its miners, which is a conservative timeline by industry standards.
  For the year ended December 31, 2022, the Company identified indicators of impairment for its digital asset mining cash generating units ("CGUs") and tested its digital asset mining CGUs for impairment. Management has determined the recoverable amount as the Value in Use ("VIU") for the three digital asset mining CGUs based on geographical area and distinct cashflows: Medicine Hat, Drumheller, and North Bay. These CGUs include mining infrastructure and mining server plant and equipment. For the year ended December 31, 2022, the Company assessed the VIU of the digital asset mining CGUs. Due to depressed digital asset mining economics, specifically decline in the price of Bitcoin throughout periods during 2022, the Company recorded an impairment charge on its digital asset mining CGUs. The difference between the pre-impairment carrying value and recoverable amount of the Company's digital asset mining CGUs is $98.6 million.
  For the year ended December 31, 2022, the Company identified indicators of impairment for its graphics processing unit ("GPU") mining group of assets and tested its GPU mining group of assets for impairment. Management has determined the recoverable amount of GPU mining group of assets to be its fair value less costs of disposal ("FVLCD"). Due to the Ethereum Merge in 2022, where the Ethereum network changed its consensus mechanism from proof-of-work to proof-of-stake, the Company was unable to mine the Ethereum network using the GPU mining group of assets. The Company was unsuccessful in finding an alternative digital asset to mine with profitable mining economics using the GPU mining group of assets. As a result, the Company recorded an impairment charge on its GPU mining group of assets. The difference between the pre-impairment carrying value and the recoverable amount of the Company's GPU mining group of assets is $15.2 million.
  Net loss for 2022 was $242.8 million and net loss per share was $1.29, compared to net loss of $72.7 million and net loss per share of $0.54 in the prior year. The change reflects the lower revenue from digital asset mining operations, higher cost of revenue, $113.9 million of impairment on digital asset mining CGUs and GPU mining group of assets, and loss on revaluation of digital assets recorded to net loss of $134.8 million due to the Bitcoin price decrease during 2022.
  Mining Profit(i) was $60.4 million in 2022, compared to $108.1 million in 2021. The change is mainly due to a lower average Bitcoin price and increased average power costs, which were partially offset by the impact to revenue from the higher number of Bitcoin mined.
  Adjusted EBITDA(i) was $32.0 million, compared to $96.6 million in 2021. Contributions from high performance computing operations were offset by compressed mining margins.
_____________________________
(i) Non-IFRS measure - see "Non-IFRS Measures" section below. Certain comparative figures have been restated where necessary to conform with current period presentation.

For more information, please refer to the Company's management's discussion & analysis (the "MD&A") and the Company's consolidated financial statements for the years ended December 31, 2022 and 2021. These documents are available on the Company's website at hut8.io, under the Company's SEDAR profile at www.sedar.com, and under the Company's EDGAR profile at www.sec.gov.

NON-IFRS MEASURES

This press release makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "Mining Profit" and "Adjusted EBITDA" as additional information to complement IFRS measures by providing further understanding of the Company's results of operations from Management's perspective and should not be viewed as alternatives to, or replacements of, measures of operating results and liquidity presented in accordance with IFRS.

The following tables and definitions reconcile non-IFRS measures used by the Company to analyze the operational performance of Hut 8, to their nearest IFRS measure and should be read in conjunction with the consolidated financial statements for the years ended December 31, 2022 and 2021.

Mining Profit

"Mining Profit" represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services and high performance computing operations. Mining Profit shows profitability of the Company's core digital asset mining operation, without the impact of non-cash depreciation expense. Mining Profit measure provides investors the ability to assess the profitability of the mining operations exclusive of general and administrative expenses.

The following table reconciles gross profit (loss) to our non-IFRS measure, Mining Profit:

For the periods ended December 31	Three Months Ended		Twelve Months Ended
(CAD thousands)	2022	2021	2022	2021
Gross profit (loss)	$ (23,373)	$ 30,567	$ (24,967)	$ 88,798

Add (deduct):
Revenue from hosting	–	(2,352)	(751)	(8,376)
Revenue from high performance computing	(4,487)	–	(16,891)	–
Site operating costs attributable to hosting	–	1,616	797	4,417
Site operating costs attributable to high performance computing	2,189	–	8,378	–
Depreciation	29,004	9,315	93,880	23,288
Mining Profit	$ 3,333	$ 39,146	$ 60,446	$ 108,127

Adjusted EBITDA

"Adjusted EBITDA" represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets and warrants, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure, taxation, and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net (loss) income to our non-IFRS measure, Adjusted EBITDA:

For the periods ended December 31	Three Months Ended		Twelve Months Ended
(CAD thousands)	2022	2021	2022	2021
Net income (loss)	$ (186,668)	$ (111,178)	$ (242,813)	$ (72,711)

Add (deduct):
Net finance (income) costs	1,970	(326)	6,670	(1,498)
Depreciation and amortization	29,004	9,315	94,528	23,288
Impairment	113,876	–	113,876	–
Share based payment	1,742	2,550	6,913	9,876
Gain on disposition of digital assets	–	–	–	(182)
Foreign exchange (gain) loss	(252)	1,741	1,276	3,143
Share based payment taxes withholding	–	–	–	1,246
One-time transaction costs	3,505	2,033	5,116	2,956
Deferred income tax expense	–	12,076	9,593	5,620
Sales tax expense	–	4,892	913	10,694
Revaluation loss of digital assets	37,214	–	134,772	–
(Gain) loss on revaluation of warrants	(4,306)	114,161	(98,810)	114,161
Adjusted EBITDA	$ (3,915)	$ 35,264	$ 32,034	$ 96,593

CORPORATE UPDATES

On February 7, 2023, Hut 8 Mining Corp. and U.S. Data Mining Group, Inc. dba US Bitcoin Corp ("USBTC"), builder and strategic operator of four Bitcoin mining centres across the United States, announced that each of their boards of directors had unanimously approved a definitive business combination agreement under which the companies will combine in an all-stock merger of equals (the "Transaction"). The combined company will be named "Hut 8 Corp." ("New Hut") and will be a U.S.-domiciled entity. The Transaction is expected to establish New Hut as a large scale, publicly-traded Bitcoin miner focused on economical mining, highly diversified revenue streams, and industry-leading best practices in environmental, social, and governance ("ESG").

New Hut will have access to approximately 825 MW of gross energy across all six sites with self-mining, hosting, and managed infrastructure operations.

  It will have 5.6 EH/s of installed self-mining capacity and 244 MW of total energy available at five sites with current self-mining operations: Medicine Hat, AB; Drumheller, AB; Niagara Falls, NY; Granbury, TX; and King Mountain, TX. The 1.7 EH/s installed self-mining production at the King Mountain, TX site is owned by the King Mountain Joint Venture in which USBTC has a 50% membership interest alongside a leading energy partner (the "King Mountain JV"). USBTC continues to address a legal dispute with the City of Niagara Falls, NY over operations at the site in the same city. While operations continue uninterrupted, the team has a contingency plan in place that it will pursue should a resolution not be met.
  New Hut will manage 220 MW of hosting infrastructure at its King Mountain, TX site, powered by a mix of sources including wind and nuclear, supporting multiple clients, including some of the industry's largest miners. Hosting is owned by the King Mountain JV.
  New Hut will manage 680 MW of infrastructure operations powered by energy from a mix of sources including renewable and zero-emission in Kearney, NB and Granbury and King Mountain, TX. This unique, leading-edge service offering gives Bitcoin mine site owners the opportunity to have USBTC's professionals manage all day-to-day operations, hosting, site management, and maintenance using purpose-built site management software.
  Notably, the USBTC team brings significant leadership in energy origination, development, demand response, hedging, grid stabilization, and analytics to New Hut, significantly enhancing New Hut's ability to better plan around stable and predictable energy usage and mitigate fluctuating prices across markets.

In addition, New Hut is committed to supporting and growing the HPC business, which continues to be a cornerstone of New Hut's diversified strategy, generating monthly recurring revenue from approximately 370 North American customers.

CONFERENCE CALL

Hut 8 Mining Q4 2022 conference call will commence at 10:00 a.m. ET, today, March 9, 2023.

  To join the conference call without operator assistance, you may register and enter your phone number at https://bit.ly/3YEOkEJ to receive an instant, automated call back that will place you in the conference
  Those joining via operator should dial in 5-10 minutes early to: 1-888-664-6392 (toll-free, North America) and use access code: 42748613#

Analyst Coverage of Hut 8 Mining:

A full list of Hut 8 Mining analyst coverage can be found here: https://hut8.io/investors/

ABOUT HUT 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in Southern Alberta, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With over 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and predominantly emission-free sources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

FORWARD-LOOKING INFORMATION

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this press release include, but are not limited to, statements with respect to the following: the Company's position and ability to seize opportunities in the digital asset industry; the Company's ability to advance the HODL strategy in the long-term; the Company's growth strategy; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the Bitcoin industry generally; projected hash rate, expenses and profitability; the ability of the Company to react to digital asset price volatility; fluctuating power and energy costs; the ability of the Company to navigate increased network difficulty; the expected outcomes of the Transaction, including New Hut's assets and financial position; the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; the expected synergies related to the Transaction in respect of strategy, operations and other matters; projections related to expansion; expectations related to New Hut's hashrate and self-mining capacity; expected ESG efforts and commitments; and the ability of New Hut to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry; effective tax rates; the U.S./Canadian dollar exchange rate; the expected impact of the COVID-19 pandemic; inflation; access to capital; timing and receipt of regulatory approvals; acquisition and divestiture activities, operational expenses, returns on investments, transaction costs, fluctuations in energy prices and the Company's energy requirements, the ability to obtain requisite approvals (including shareholder, stock exchange, regulatory, and court approvals) and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms or at all; the anticipated timeline for the completion of the Transaction; the ability to realize the anticipated benefits of the Transaction or implementing the business plan for New Hut, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the potential impact of the consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the outcome of any litigation proceedings in respect of USBTC's legal dispute with the City of Niagara Falls, New York; and the outcome of any litigation proceedings in respect of the Company's legal dispute with Validus Power Corp.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; erroneous transactions; reliance on a limited number of key employees; reliance on third party mining pool service providers; regulatory changes; classification and tax changes; momentum pricing risk; fraud and failure related to digital asset exchanges; difficulty in obtaining banking services and financing; difficulty in obtaining insurance, permits and licenses; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic (or a material escalation thereof); climate change; currency risk, lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; counterparty risk; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites; the ability to implement business plans, forecasts, and other expectations; the ability to identify and realize additional opportunities and other risks related to the digital asset mining and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023, and Hut 8's other continuous disclosure documents which are available on Company's website at hut8.io, under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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For further information: Investor contact: Sue Ennis, sue@hut8.io; Media contact: Yamini Coen, yamini.coen@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 09-MAR-23